UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO

FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Banco Santander (México), S.A., Institución De Banca Múltiple, Grupo Financiero Santander México (the “Company”) on July 3, 2018 (Additional Information for the Series “B” Special Shareholders’ Meeting to be held on July 24, 2018) to amend the information set forth in Item I therein.

TABLE OF CONTENTS

ITEM
1.	Additional Information for the Series “B” Special Shareholders’ Meeting to be held on July 24, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: July 17, 2018

Item 1

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

Special Shareholders’ Meeting

July 24, 2018

The shareholders are hereby informed of the details on the items to be discussed in the Special "B" Series Shareholders' Meeting pursuant to the Agenda of the Day published in the corresponding Call on June 29, 2018:

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares and the Company’s capital stock.

It will be submitted for approval:

(i)	The appointment of Mrs. María de Lourdes Melgar Palacios to the position of Independent Alternate Director of Series "B".

(ii)	The appointment of Mr. Antonio Purón Mier y Terán and Joaquin Vargas Guajardo as Independent Directors and of Jesús Federico Reyes Heroles González Garza as Independent Alternate Director, who had been acting as Independent Directors of Series "F".

(iii)	The ratification of the other members of the Board of directors representing Serie "B" of the company.

Biographies

María de Lourdes Melgar Palacios

Born on September 14, 1962 (55 years old)

Mexico City

Proposed as Independent Director

Dr. Melgar is an academic and consultant who specializes in energy issues and sustainable development in Mexico, and a researcher affiliated with the Center for Collective Intelligence at the Massachusetts Institute of Technology (MIT), where she held the Robert E. Wilhelm Chair at the Center for International Studies during the 2016-2017 academic year. In the academic field, she was Founding Director of the Sustainability and Business Center of the EGADE Business School of Tecnológico de Monterrey, visiting researcher at the Woodrow Wilson Center for International Scholars and at the Jackson School of Geosciences at the University of Texas, as well as Professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México. She is a National Researcher on the National Council of Sciences and Technology. She graduated with honors from Mount Holyoke College where she studied International Relations and Comparative Literature. She has a doctorate degree in political science, specializing in political economy, from MIT.

She has been Undersecretary of Hydrocarbons (February 2014-July 2016) and Undersecretary of Electricity (December 2012-February 2014) at the Ministry of Energy, where she participated in the design, negotiation and implementation of the new Mexican energy model. She promoted the inclusion of the electricity reform and a social approach to sustainability. As of February 2014, she chaired the Technical Group of the Energy Reform that determined the terms and conditions of the first oil contracts tendered by the Mexican State. She has been a member of the Governing Board of the Federal Electricity Commission and a Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control, as well as an alternate director on the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. Previously, Dr. Melgar occupied diverse positions within Mexican diplomacy.

Additional Information
Banco Santander México

She is a member of the International Women's Forum and chairs IWF Mexico. She is also Global Ambassador of Vital Voices and Ambassador in the C3E Women in Clean Energy initiative. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission.

She was awarded Mujer de Retos in 2015 and has been included in the list of 100 Leaders of the Mexican energy sector for 7 consecutive years, receiving the Award for Energy Achievement for academic and research careers in 2012, as well as the Vasco de Quiroga Award for merit by the Álvaro Obregón Delegation.

Antonio Purón Mier y Terán

Mr. Purón Mier y Terán is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is also a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. While at McKinsey, he was professor of training courses to McKinsey’s partners and was in charge of the partners’ coaching program on a global level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana.

Mr. Purón Mier y Terán holds a Master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Fernando B. Ruiz Sahagún

Mr. Ruiz Sahagún is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichem, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm where he now serves as counsel.

Mr. Ruiz Sahagún holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez

Mr. Torrado isan independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V.

Additional Information
Banco Santander México

Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School at the University of Pennsylvania.

Joaquín Vargas Guajardo

Mr. Vargas Guajardo is an independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies, including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

Mr. Vargas Guajardo holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Jesús Federico Reyes Heroles González Garza

Mr. Reyes Heroles González Garza is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Casa de Bolsa Santander, Santander Consumo and Santander Vivienda. He is the Executive President of Structura and was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. . He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC.

Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Enrique Krauze Kleinbort

Mr. Krauze Kleinbort isan alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Santander Consumo and Santander Vivienda. He is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years and is the author of multiple documentaries and television series on Mexican history. In September 2007, he was honored by the Universidad Autónoma de Nuevo León with a doctorate honoris causa. In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico. In April 2005, he became a member of the Colegio Nacional. In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio. He obtained the Premio Comillas biography award in Spain in 1993. In 1990 he was inducted into the Mexican Academy of History.

Mr. Krauze Kleinbort holds a degree in industrial engineering from UNAM and a doctorate degree in history from El Colegio de México.

Additional Information
Banco Santander México

Guillermo Francisco Vogel Hinojosa

Mr. Vogel is an alternate independent member of our Board of Directors and of the boards of directors of Grupo Financiero Santander Mexico, Santander, Consumo, and Santander Vivienda. He is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO) and previously held the same positionfrom 1987 to 1989 and from 2001 to 2003. He is vice president of the Board of Directors of the American Iron and Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the boards of directors of Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare and Grupo Assa, among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral y del Consejo Internacional de la Manhattan School of Music. In 1987, he held the Executive Vice Presidency of CEO of TAMSA and was promoted as vice president of the board of directors of TAMSA in June 1997. Since 2002, he has been a Director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Banking branch of Bank of America in Los Angeles, California, where he was promoted to vice president in 1976. In 1979, he worked at Banamex in the Corporate Banking branch, and in 1983 he joined TAMSA as CFO.

Mr. Vogel holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an M.B.A. from the University of Texas in Austin.

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil, so that any of them, indistinctively, individually or through the persons they may determine, carry out each and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted at this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before a Notary Public of their choice in order to formalize the contents of these Minutes and, if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.

Additional Information
Banco Santander México